# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Armada Acquisition Corp. III, CIK 0002092897
CUSIP: G0R38M101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1760 Market Street, Suite 602, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002088641

## Reporting persons
- Armada Sponsor III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,652,834; sole dispositive power 0; shared dispositive power 8,652,834; aggregate amount beneficially owned 8,652,834 (25.4% of the class)
  Comment: (1) Consists of (i) 8,252,834 Class A ordinary shares of Armada Acquisition Corp. III (the "Issuer") issuable upon conversion of 8,252,834 Class B ordinary shares of the Issuer, and (ii) 400,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Annual Report"). Does not include the 200,000 Class A ordinary shares that are issuable upon exercise of the 200,000 private placement warrants included in the private placement units. (2) 25.4% is calculated by using a denominator that is equal to (i) 24,850,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Annual Report, (ii) 8,252,834 Class A ordinary shares issuable upon conversion of 8,252,834 Class B ordinary shares and (iii) 672,000 Class A ordinary shares that are included in the private placement units.
- Stephen P. Herbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,652,834; sole dispositive power 0; shared dispositive power 8,652,834; aggregate amount beneficially owned 8,652,834 (25.4% of the class)
  Comment: (1) Consists of (i) 8,252,834 Class A ordinary shares of Armada Acquisition Corp. III (the "Issuer") issuable upon conversion of 8,252,834 Class B ordinary shares of the Issuer, and (ii) 400,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Annual Report"). Does not include the 200,000 Class A ordinary shares that are issuable upon exercise of the 200,000 private placement warrants included in the private placement units. (2) 25.4% is calculated by using a denominator that is equal to (i) 24,850,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Annual Report, (ii) 8,252,834 Class A ordinary shares issuable upon conversion of 8,252,834 Class B ordinary shares and (iii) 672,000 Class A ordinary shares that are included in the private placement units.
- Douglas M. Lurio: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,652,834; sole dispositive power 0; shared dispositive power 8,652,834; aggregate amount beneficially owned 8,652,834 (25.4% of the class)
  Comment: (1) Consists of (i) 8,252,834 Class A ordinary shares of Armada Acquisition Corp. III (the "Issuer") issuable upon conversion of 8,252,834 Class B ordinary shares of the Issuer, and (ii) 400,000 Class A ordinary shares that are included in the private placement units, in each case, as more fully described in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Annual Report"). Does not include the 200,000 Class A ordinary shares that are issuable upon exercise of the 200,000 private placement warrants included in the private placement units. (2) 25.4% is calculated by using a denominator that is equal to (i) 24,850,000 Class A ordinary shares included in the issued and outstanding publicly held units of the Issuer, as reported in the Issuer's Annual Report, (ii) 8,252,834 Class A ordinary shares issuable upon conversion of 8,252,834 Class B ordinary shares and (iii) 672,000 Class A ordinary shares that are included in the private placement units.

## Item 1. Issuer
Name of issuer: Armada Acquisition Corp. III
Address of issuer's principal executive offices: 1760 Market Street, Suite 602, Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) Armada Sponsor III LLC
(2) Stephen P. Herbert
(3) Douglas M. Lurio
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 1760 Market Street, Suite 602, Philadelphia, Pennsylvania 19103.
Citizenship: (1) Armada Sponsor III LLC is Delaware limited liability company; (2) Stephen P. Herbert is a citizen of the United States; and (3) Douglas M. Lurio is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. Armada III Sponsor LLC ("Sponsor") is the record holder of (i) 8,252,834 Class B ordinary shares, which are convertible into Class A ordinary shares as more fully described in the Issuer's Registration Statement and (ii) 400,000 Class A ordinary shares that are included in the private placement units. The amount reflected does not include the 200,000 Class A ordinary shares issuable upon the exercise of the 200,000 private placement warrants included in the private placement units.
Percent of class: 25.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,652,834
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,652,834

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Armada Sponsor III LLC: /s/ Stephen P. Herbert, Stephen P. Herbert, Managing Member (05/13/2026)
- Stephen P. Herbert: /s/ Stephen P. Herbert, Stephen P. Herbert (05/13/2026)
- Douglas M. Lurio: /s/ Douglas M. Lurio, Douglas M. Lurio (05/13/2026)